CLEARLY CANADIAN ACQUIRES
EASTERN CANADA’S LEADING ORGANIC SNACK COMPANY

Management Sees Diversity and Synergy Resulting from Strategic Acquisition

VANCOUVER, B.C., February 7, 2007 — CLEARLY CANADIAN BEVERAGE CORPORATION (OTCBB: CCBEF), (the “Company”) is pleased to announce it has acquired DMR Food Corporation. Operating under the name Sweet Selections, DMR is the leading seller of organic and natural snack foods in Eastern Canada.

“With the recent introduction of our Clearly Canadian Natural Enhanced Waters, including dailyEnergy, dailyVitamin and dailyHydration, a certified organic essence water, this acquisition accelerates our efforts to further establish Clearly Canadian as a provider of healthy, good-for-you, products,” said Brent Lokash, President of Clearly Canadian. “We see great upside in Sweet Selection’s business over the next several years as retailers are placing a major emphasis on organic and natural products. With a growth rate of over 25% per year and a strong presence in Canada’s largest grocery chains, Sweet Selections is an ideal complement to Clearly Canadian’s brand recognition and established presence in the beverage sector. This combination creates a host of opportunities to penetrate our key markets and fulfills our stated objective to enter into the complementary snack food market.”

Mr. Lokash added, “Our model for growth into the organic and natural foods market is to emulate what Pepsi/Frito Lay has done so well over the years in connecting beverages and snack food. We believe the combination of these two companies will provide a host of strategic opportunities to penetrate this exploding market and create value for our shareholders. Sweet Selections is a fast growing and profitable company. This acquisition will nearly double top line revenues with little immediate dilution to our shareholders.”

In connection with the acquisition of Sweet Selections, the Company has paid $450,000 CDN upon closing of the transaction; 3,000,000 warrants to purchase the Company’s common shares at a purchase price of US $4.00 per share, provided that if a gain of $2,550,000 CDN is not realized from a sale of the warrants within 1 year from their sale of the warrant shares, the Company will pay any shortfall; and $450,000 CDN payable over 3 years. In addition, the Company has entered into a 3 year consulting agreement to retain the services of Sweet Selection’s founder, David Reingold.

About Clearly Canadian
Based in Vancouver, B.C., Clearly Canadian Beverage Corporation markets premium alternative beverages and products, including Clearly Canadian® sparkling flavoured water and Clearly Canadian dailyEnergy, dailyVitamin and dailyHydration Natural Enhanced Waters, which are distributed in the United States, Canada and various other countries. Since its inception, the Clearly Canadian brand has sold over 90 million cases equating to over 2 billion bottles worldwide. Additional information about Clearly Canadian may be obtained at www.clearly.ca.

About Sweet Selections
Sweet Selections packages and markets organic and natural dried fruit and nut snack foods, including the brands Sunridge Farms, Naturalife, Sweet Selections, Simply by Nature, and the newly introduced bulk format, Glengrove Organics, which are sold in major food retailers and natural stores throughout Eastern Canada.

Forward Looking Statements
Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes”,

“estimates”, “potential”, “predicts”, “continue” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analysis and other information that are based on forecasts of future results, estimates of amounts not yet determined and assumptions of management, including but not limited to, the Company’s belief in the future increase in revenues of its new acquisition, DMR Food Corporation. These assumptions are subject to many risks, and actual results may differ materially from those currently anticipated. These risks include, by way of example and not in limitation, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support general operating activities and capital expansion plans, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks or pending trademarks, including CLEARLY CANADIAN® dailyEnergy, dailyVitamin and dailyHydration. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN® and CLEARLY CANADIAN NATURAL ENHANCED WATERS

For further information please contact:

Shareholder Relations
E-mail: investor@clearly.ca
Tel: 1 (800) 983-0993

Marketing
Email: smanson@clearly.ca
Tel: 1 (604) 742-5314